SYNUTRA INTERNATIONAL, INC.
2275 Research Blvd., Suite 500
Rockville, MD 20850
301-840-3888
301-840-3881 fax

VIA EDGAR

November 6, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Carmen Moncada-Terry, Staff Attorney

Re:	Synutra International, Inc.
Registration Statement on Form S-1 (File No. 333-150216)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Synutra International, Inc. (the “Registrant”) hereby applies for an order granting withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-150216 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 11, 2008.

In light of current stock market conditions and the current trading price for the Registrant’s common stock, the Registrant’s board of directors has determined it is in the best interest of its shareholders to terminate the proposed offering. The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any securities under the Registration Statement, and all activity in pursuit of the public offering has been discontinued. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact David J. Johnson, Jr., Robert T. Plesnarski or David Roberts of O’Melveny & Myers LLP, outside counsel for the Registrant, at (310) 246-6816, (202) 383-5300 or (86-10) 6563-4209, respectively.

Very truly yours,

Synutra International, Inc.

By: /s/ Weiguo Zhang
Name: Weiguo Zhang
Title:   President and Chief Operating Officer